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3-11-02



SECURI 02007559 ION
Washington D.C. 20549

M 3/6

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cathay Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.



SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH., D.C. SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 11th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Joei, Jr. (212) 610-1100
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

3/19

OATH OR AFFIRMATION

I, Bernard Joei, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Financial, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

JAMES G. SALZMAN
Notary Public, State of New York
No. 31-4721048
Qualified In New York County
Commission Expires June 30, 19 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*




SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH. D.C. SECTION

CATHAY FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members of
Cathay Financial LLC

We have audited the accompanying statement of financial condition of Cathay Financial LLC as of December 31, 2001. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cathay Financial LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 5, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash (Note 4)	$ 3,374,622
Due from Clearing Broker (Note 2)	7,308,601
Commissions Receivable	840,023
Securities Owned - at market value (Notes 1 and 2)	2,643,614
Other Investments (Note 8)	1,540,347
Due from Affiliates	183,949
Furniture, Equipment and Leasehold Improvements - at cost (net of accumulated depreciation and amortization of $874,073)	657,897
Other Assets	338,151
Total Assets	$16,887,204
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value (Notes 1, 2 and 3)	$ 2,747,326
Accrued expenses and other liabilities	5,576,058
Total liabilities	8,323,384
Members' Equity	8,563,820
Total Liabilities and Members' Equity	$16,887,204

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Cathay Financial LLC (the "Company") is a limited liability company organized in New York. As a limited liability company, the Company's Members' liability is limited to the amount of their capital contributions. Pursuant to the Company's operating agreement, the Company will terminate on or before December 31, 2024. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's operations primarily consist of executing securities transactions on an agency basis.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis. Securities owned and securities sold, not yet purchased by the Company, are stated at market value, with unrealized gains and losses reflected in income.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is subject to local unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

Furniture, equipment and leasehold improvements are being depreciated over their estimated useful lives (3 to 8 years) using the straight-line method.

2. DUE FROM CLEARING BROKER:

Substantially all the clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2001, all of the securities owned and the amount due from broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold short are subject to margin requirements.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. At December 31, 2001, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

3. OFF-BALANCE-SHEET RISK:

The Company uses various financial instruments which may give rise to off-balance-sheet market risk. These financial instruments include securities sold, not yet purchased, and options contracts. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition. On short options contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in the market values of the underlying instruments.

4. CASH:

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

5. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's rule 15c3-1 and the Commodity Futures Trading Commission's rule 1.17 that specify minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the basic method permitted by the rule, which requires that a broker-dealer maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. As of December 31, 2001, the Company had net capital, as defined, of $5,094,912, which exceeded its requirement by $4,723,175.

6. COMMITMENTS:

The Company is obligated under a noncancelable operating lease through March 2005. In addition to rent, the lease provides for the Company to pay certain expenses in excess of base period amounts. Rent expense for the year ended December 31, 2001 was $271,665. Future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,	Minimum Rental Commitments
2002	$271,665
2003	271,665
2004	271,665
2005	67,916
	$882,911

7. PENSION:

In 1997, the Company instituted a Targeted Benefit pension plan and trust and 401(k) plan covering all eligible employees. The plans are totally discretionary based on awards approved by a compensation committee.

8. RELATED PARTY: The Company made an investment in the class B nonvoting common stock of Cathay Financial, LTD ("LTD"), a broker-dealer in securities registered with the Securities and Futures Association (the "SFA") in the United Kingdom. The investment is included in other investments in the statement of financial condition and is carried at fair value in the amount of $371,147. The voting stock of LTD is owned by two Members of the Company.

Prior to January 1, 2001, certain employees were entitled to share in the appreciation of the Company ("Phantom Interests"). As of January 1, 2001, all employee Phantom Interests in the Company were converted into Cathay Participant, LLC ("CPL"), an employee-owned company, which was admitted as a member of the Company. CPL is a limited liability company organized in Delaware.

Included in other investments in the statement of financial condition is the Company's investment in an investment partnership (the "Partnership"). This investment is carried at fair value in the amount of $1,019,108.

The Company was appointed "Investment Manager" of the Partnership, for which it receives a quarterly management fee at a rate equal to .25% of the net assets of the Partnership at the end of each fiscal quarter. The management fee income from the Partnership for 2001 was $293,396.

The Partnership provides for a special allocation or fee to its general partner, of which the Company is a member, of 20% of appreciation. The Company's share of the special allocation for 2001 was $83,593, which remains outstanding at December 31, 2001.

At December 31, 2001, included in due from affiliates is $19,081 due from LTD and $93,458 due from the Partnership.

Included in other assets at December 31, 2001 are receivables from employees of $80,477.




SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C. SECTION

CATHAY FINANCIAL LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C.
SECTION

To the Members of
Cathay Financial LLC

In planning and performing our audit of the financial statements and supplemental schedule of Cathay Financial LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Cathay Financial LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.



This report is intended solely for the information and use of the Members of the Company's management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 5, 2002